GENTIA SOFTWARE
                                 Tuition House, St. George's Road
                                 Wimbledon
                                 London SW19 4EU
                                 (Nasdaq: GNTIY)


AT THE COMPANY:            AT THE FINANCIAL RELATIONS BOARD:
---------------            ---------------------------------
George Sprenkle            For Analyst Info: Julie Creed (312) 640-6724
Chief Financial Officer    For General Info: Kelly Lofts (212) 661-8030
44 181 971 4000            For Media Info: Alicia Nieva-Woodgate (415) 986-1591

For Immediate Release
---------------------

                      GENTIA REPORTS FOURTH QUARTER RESULTS
                      -------------------------------------

                Results Include One-Time Charges Of $6.6 Million

LONDON, January 28, 1999 -- Gentia Software (Nasdaq: GNTIY), a leading provider of analytical applications for enterprise-wide deployment, today reported results for the fourth quarter ended December 31, 1998. Revenues for the fourth quarter of 1998 totalled $7.9 million, compared with $5.5 million for the fourth quarter ended December 31, 1997. Fourth quarter revenues were comprised of $4.1 million in license revenues and $3.8 million in service revenues, compared with $2.2 million and $3.3 million for the year-ago quarter, respectively. For the twelve months ended December 31, 1998 revenues totalled $29.5 million compared with 1997 revenues of $27.2 million.

     The Company reported a net loss of $9.5 million for the most recent quarter, or $0.93 cents per share, compared with a net loss of $3.1 million, or $0.33 per share, in the fourth quarter of 1997. Results for the fourth quarter include one-time charges of $6.6 million, or $0.65 per share, comprised of a $2.9 million restructuring charge, a $2.7 million provision for doubtful accounts and an estimated $1.0 million charge for in-process research and development relating to the Company's acquisition of Compression Sciences in November 1998. Restructuring costs are principally related to employee severance costs and costs associated with the exit from certain businesses. The company said it expects to record an additional $0.5 million of severance costs in the first quarter associated with the current restructuring plan. For the 12-months ended December 31, 1998 the Company reported a net loss of $15.6 million, or $1.57 per share, compared with a net loss of $4.0 million, or $0.44 per share, for the year-ago period.

     Paul Rolph, Chairman and Chief Executive Officer of Gentia, said "We entered 1998 in the process of transitioning the Company from a technology-led to a solution-led provider--a strategy we believe provides the greatest opportunity to accelerate sales growth over the long term. Our most significant step in this process was marked by our partnership with Renaissance Worldwide and the subsequent launch of the Renaissance Balanced Scorecard powered by Gentia in March 1998. We quickly experienced a surge in market interest surrounding the

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Gentia Software                                                           Page 2

product and despite downward pressure on the overall industry--including Y2K issues and the financial crisis in Asia--market interest began to translate into sales."

     "Overall market awareness of the analytical applications sector is increasing everyday and our sales continue to trend in a positive direction. Our share of that market increased significantly during 1998. To accelerate our growth and gain a larger market share, we have intensified our focus on certain markets and realigned our sales force. We believe the new streamlined approach will prove to be more effective in closing deals, as well as more cost efficient than our previous structure because we have eliminated a layer of management and increased customer-facing activities. We have the highest confidence in the quality, uniqueness and efficacy of our platform and solution offerings, combined with the new leadership of our sales effort and are committed to breaking even in the second quarter of 1999," concluded Mr. Rolph.


1999 Strategic Focus

o Goals include aggressively pursuing the market for the Balanced Scorecard with the best-in-class solution; widening potential partnering opportunities by supporting balanced scorecard definitions on all major RDBMS formats i.e. Oracle, SQL Server, Informix, etc; and identifying new strategic Balanced Scorecard sales partnerships in addition to Renaissance Worldwide and GartnerGroup, and add to our growing list of over 40 scorecard customers worldwide. In addition, we will continue to drive market awareness and acceptance through leadership with the Balanced Scorecard Technology Council (3,800 members).

o We plan to continue to invest in our suite of Enterprise Performance Management (EPM) solutions as market demand continues to accelerate, and we believe will continue to do so well past the Millennium. While the Balanced Scorecard will continue to be a major focus, we plan to continue our unique business model of applying our enterprise software with third-party domain expertise to deliver best-in-class analytical solutions. We will market these solutions with "business knowledge built in," further endorsing the commercial and time to market advantages of starting from template applications which can be easily customized. Partnerships will continue to play a major role in accelerating our solution strategy and we are confident that up to three new partnerships will be signed in the very near future. Key new solution deliverables in 1Q99 include:

       o An Activity Based Management application for profitability analysis. This is a joint development with one of the Big Five consulting firms. This solution has been successfully beta tested with Credit Suisse First Boston.

       o A Network Traffic Analysis application targeting major telecommunications firms. This high impact ROI application will be launched via a strategic partnership with a leading telecommunications firm and a major systems vendor.

       o A Performance Measurement System for measuring and analyzing key performance indicators (KPIs) across an organization. This solution is based on Gentia's 15 years of experience in building Executive Information Systems (EIS).

o Continued investment is also scheduled to establish our Gentia Platform as the preferred choice for developing Analytic Applications. Gentia, the Application Framework, Excel Add-In and Web Suite will be packaged as an integrated Applications Development Environment branded as the Gentia Millennium Applications Platform (G-MAP). G-MAP

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Gentia Software                                                           Page 3

   will provide a totally consistent look and feel across applications deployed through client/ server and web environments. This is a major advantage for Gentia, which will dramatically reduce learning curves for both customer end users and IT staff when deploying enterprise applications.

o Our engineering focus will continue to be on exploiting the OLE DB for OLAP multi vendor interface, so that Gentia Analytic Applications can be seamlessly based on a whole variety of industry leading databases such as SAP Business Warehouse, SQL Server OLAP Services, Applix TM1, SAS, NCR, etc. Time to market will be reduced by a partnership with Simba Technologies to embed their SimbaProvider OLE DB for OLAP product within Gentia.

o Cost of ownership continues to be a hot topic, so Gentia is investing in two ultra thin client environments, 100% Windows and 100% Java for delivery in the fourth quarter.

o We will continue to leverage the acquisition of Compression Sciences and its Java-based knowledge discovery solution by aggressively pursuing three unique opportunities:

       1 Development of a new range of `Intelligent Applications' including integrated knowledge discovery capabilities. These applications will be delivered by combining the K.wiz components with the Gentia Millennium Applications Platform and other component architectures. This combination will provide unlimited business intelligence reporting with comprehensive detailed analyses.

       2 Java-based knowledge discovery and data mining solutions specifically in the area of e-commerce. K.wiz can quickly facilitate real time automatic detection of patterns and trends in large databases. This is an essential requirement of applications such as basket analysis and fraud detection applications. Java is the language of the web and this solution is very complementary and compatible with the needs of many e-commerce businesses. Analysis of web-based transactions is still at a very rudimentary stage on most web sites.

       3 Component architecture enables K.wiz to be easily embedded in other systems and vendor applications. Our channels group is currently pursuing this opportunity with web and e-commerce application developers.




Fourth Quarter Highlights

o Steve Fluin joined Gentia as Vice President of Worldwide Sales following a highly successful career at Retek Information Systems and Comshare.

o Released Gentia version 5.0, the first industry platform for analytical applications that is fully integrated with Microsoft SQL Server. Other

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Gentia Software                                                           Page 4

   version 5.0 highlights include improved performance enhancements for widescale deployment, support for the Euro, and easy to use application design components and data loading tools.

o Major deals were closed during the quarter with Zurcher Kantonal Bank, Dow Agroscience, Pacific Health Systems, US Government, OCBC -- Singapore, Swedish Post, Telenor, ABB Automation, Emirates Petroleum Products, L.A. Cellular. Major upgrades at V.S.B. Vredenstein, ANWB, Avery Dennison, MDIS and Bull Information Systems.

o Announced Open Architecture for Enterprise Performance Management solutions and strategic relationship with Intersolv for enhanced RDBMS integration.

o  The acquisition of Compression Sciences was completed in early November.


About the Company

     Gentia Software (Nasdaq: GNTIY) is the leading supplier of analytical applications that enable clients to maximize their competitive position through enterprise-wide deployment of strategy management, performance measurement and operational analysis solutions. By leveraging the only networked Business Intelligence Solution designed for enterprise-wide deployment, Gentia enables a new class of analytical applications, such as the Balanced Scorecard, which ensures information delivery to key decision makers' desktops and browsers throughout an enterprise. Gentia Software's worldwide client list of more than 510 customers includes JP Morgan and Company, Volvo, McDonald's Restaurants, Fortis, Swiss Reinsurance and Sun Microsystems. The Company has headquarters in Boston and London and operates in more than 20 countries worldwide.

     For additional information about Gentia, visit the Company's Web site at www.gentia.com or call 1-888-4GENTIA or 1-781-224-0750. To receive additional information via fax at no charge, dial 1-800-PRO-INFO and enter code GNTIY.

     This news release contains statements of a forward-looking nature relating to the financial performance of Gentia Software. Such statements are based upon the information available to management at this time, and they necessarily involve risk because actual results could differ materially from current expectations. Among the many factors that could cause actual results to differ from those set forth in the Company's forward-looking statements are changes in general economic conditions, actions taken by customers or competitors, and the receipt of more or fewer orders than expected.

                                       (Tables to Follow)


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Gentia Software                                                           Page 6

                               GENTIA SOFTWARE PLC
                 Condensed Consolidated Statement of Operations

                                                             Three months ended               Twelve months ended
                                                        ------------------------------  --------------------------------
                                                            Dec. 31,          Dec. 31,      Dec. 31,       Dec. 31,
                                                              1998              1997          1998           1997
                                                        ----------------------------------------------------------------
                                                                    (in thousands, except per share amounts)

                                                            (unaudited)     (unaudited)    (unaudited)    (audited)
                                                                  US$           US$           US$             US$
Revenues:
     License ...........................................      $  4,097       $  2,215       $ 16,173       $ 14,985
     Services and other ................................         3,772          3,308         13,359         12,186
                                                              --------       --------       --------       --------
                                                                 7,869          5,523         29,532         27,171

Cost of revenues:
     License ...........................................           810            145          1,809          1,179
     Services and other ................................         2,433          1,894          8,400          6,800
                                                              --------       --------       --------       --------
                                                                 3,243          2,039         10,209          7,979

Gross profit ...........................................         4,626          3,484         19,323         19,192

Operating expenses:
     Sales and marketing ...............................         7,079          5,192         19,720         15,881
     Research and development ..........................         1,646          1,292          6,831          4,699
     General and administrative ........................         1,158          1,235          4,367          4,706
     Purchased research and development ................         1,037             --          1,037             --
     Restructuring costs ...............................         2,869             --          2,869             --
     Goodwill amortization .............................           213            102            596            371
                                                              --------       --------       --------       --------
         Total operating expenses ......................        14,002          7,821         35,420         25,657

Loss from operations ...................................        (9,376)        (4,337)       (16,097)        (6,465)
Other income ...........................................            76            350            681          1,235
                                                              --------       --------       --------       --------
Loss before provision for income taxes .................        (9,300)        (3,987)       (15,416)        (5,230)

Provision for income taxes .............................          (185)           874           (185)         1,247

                                                              --------       --------       --------       --------
Net loss ...............................................      ($ 9,485)      ($ 3,113)      ($15,601)      ($ 3,983)
                                                              ========       ========       ========       ========

Basic loss per share ...................................      ($  0.93)      ($  0.33)      ($  1.57)      ($  0.44)
Diluted loss per share .................................      ($  0.93)      ($  0.33)      ($  1.57)      ($  0.44)

     Shares used to compute basic EPS ..................        10,178          9,398          9,950          9,155
     Shares used to compute diluted EPS ................        10,178          9,398          9,950          9,155

                               GENTIA SOFTWARE PLC
                      Condensed Consolidated Balance Sheets


                                                                                    December 31,         December 31,
                                                                                        1998                 1997
                                                                                   --------------        ------------
                                                                                     (unaudited)          (audited)
                                                                                             (in thousands)
                                                                                          US$                US$
Assets
    Current assets:
           Cash and cash equivalents .........................................         $  5,314           $ 20,332
           Accounts receivable, net of allowances $ 3,801
                           (Dec. 31, 1997 - $1,819) ..........................           10,565              7,758
           Prepaid expenses and other current assets .........................            1,363              1,921
           Tax recoverable ...................................................              212                285
                                                                                       --------           --------
Total current assets .........................................................         $ 17,454           $ 30,296

    Property and equipment, net ..............................................            2,192              2,037
    Goodwill on acquisition, net of amortization of $1,789
        (Dec. 31, 1997 - $494) ...............................................            6,902              3,602
    Deferred taxes ...........................................................             --                  459
                                                                                       ========           ========
Total assets .................................................................         $ 26,548           $ 36,394
                                                                                       ========           ========

Liabilities and shareholders' equity

    Current liabilities:
           Current portion of lease obligations ..............................         $     78           $    105
           Accounts payable ..................................................            2,203              1,743
           Accrued liabilities ...............................................            3,778              1,337
           Deferred revenues .................................................            4,754              3,630
           Other accounts payable ............................................            1,766              1,337
                                                                                       --------           --------
Total current liabilities ....................................................         $ 12,579           $  8,152

    Non current liabilities:
           Deferred taxation .................................................             --                  274
           Long-term portion of lease obligations ............................               59                109
                                                                                       --------           --------
Total Liabilities ............................................................         $ 12,638           $  8,535


    Shareholders' equity:
           Ordinary shares ...................................................            2,445              2,300
           Additional paid-in capital ........................................           28,881             27,406
           Retained (deficit) ................................................          (16,837)            (1,236)
           Cumulative translation adjustment .................................             (579)              (611)
                                                                                       --------           --------
Total shareholders' equity ...................................................         $ 13,910           $ 27,859
                                                                                       --------           --------

Total liabilities and shareholders' equity ...................................         $ 26,548           $ 36,394
                                                                                       ========           ========